UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):
☐     Form 10-K     ☐     Form 20-F     ☐     Form 11-K     ☑      Form 10-Q     ☐     Form 10-D
☐     Form N-SAR     ☐     Form N-CSR
For Period Ended: March 31, 2006
☐          Transition Report on Form 10-K
☐          Transition Report on Form 20-F
☐          Transition Report on Form 11-K
☐          Transition Report on Form 10-Q
☐          Transition Report on Form N-SAR
For Transition Period Ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.
PART I
REGISTRANT INFORMATION
Full Name of Registrant: Comstock Homebuilding Companies, Inc.
Former Name if Applicable: Not applicable.
Address of principal executive office (Street and number): 11465 Sunset Hills Road, Suite 510
City, State and Zip Code: Reston, Virginia 20190

PART II
RULE 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
     State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
     Pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended, we are unable to file our Form 10-Q for the fiscal quarter ended March 31, 2006 by the due date of May 10, 2006 without unreasonable effort or expense. Due to an acquisition in the quarter ended March 31, 2006, we were unable to complete our preparation of the information called for in Form 10-Q.
     We expect to file our quarterly report on Form 10-Q on or before May l5, 2006.
PART IV
OTHER INFORMATION
(1)     Name and telephone number of person to contact in regard to this notification:

Bruce Labovitz	(703)	883-1700

(Name)	(Area Code)	(Telephone Number)
(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s):
☒          Yes                     ☐           No
(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐          Yes                     ☒           No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Comstock Homebuilding Companies, Inc.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 10, 2006	By:	/s/ Bruce Labovitz
		Name:	Bruce Labovitz
		Title:	Chief Financial Officer

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